THE INTEGRITY FUNDS

ADMINISTRATIVE and ACCOUNTING SERVICES AGREEMENT ADDENDUM

ADDENDUM, effective commencing on January 18, 2020 to the Administrative and Accounting Services Agreement dated July 31, 2009 and, as amended, between Integrity Fund Services, LLC (“Fund Services”) and The Integrity Funds (each a “Fund” or collectively, the “Funds”).

The original Administrative and Accounting Services Agreement is hereby amended to provide for the addition of the new Integrity Short Term Government Fund to the current line of Funds offered by The Integrity Funds.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of January 18, 2020.

THE INTEGRITY FUNDS

By:	/s/ Shannon D. Radke
President

INTEGRITY FUND SERVICES, LLC

By:	/s/ Shannon D. Radke
President